EXECUTION COPY

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of February 16, 2007, by and among (i) (a) China Security & Surveillance Technology, Inc., a Delaware corporation (the “Company”), (b) China Safetech Holdings Limited, a wholly-owned subsidiary of the Company, incorporated under the laws of British Virgin Islands (“Safetech”) and China Security & Surveillance Technology (HK) Ltd., a wholly-owned subsidiary of Safetech, incorporated under the laws of Hong Kong (“CSST HK”), (c) Golden Group Corporation (Shenzhen) Limited, a limited liability company organized and existing under the laws of the People’s Republic of China (the “PRC”) and a wholly-owned subsidiary of Safetech (“Golden”), Shanghai Cheng Feng Digital Technology Co., Ltd., a limited liability company organized and existing under the laws of the PRC and a wholly-owned subsidiary of CSST HK (“Cheng Feng”) and China Security & Surveillance Technology (PRC), Inc., a limited liability company organized and existing under the laws of the PRC and a wholly-owned subsidiary of the Company (“CSST PRC”, and collectively with the Company, Safetech, CSST HK, Golden and Cheng Feng, the “Group Companies”), (d) Mr. Tu Guo Shen (“Mr. Tu”), a resident of the City of Hangzhou in the PRC, Ms. Li Zhi Qun (“Ms. Li”), a resident of the City of Shenzhen in the PRC and Whitehorse Technology Limited, a British Virgin Islands company wholly owned by Mr. Tu and the registered owner of Mr. Tu’s equity interest in the Company (“Whitehorse”, and collectively with Mr. Tu and Ms. Li, the “Controlling Shareholders”) and (ii) Citadel Equity Fund Ltd. (“Citadel”). Capitalized terms used herein but not otherwise defined herein shall have the respective meanings set forth in the Notes Purchase Agreement (as defined below).

WITNESSETH:

WHEREAS, the Company, Safetech, CSST HK, Golden, Cheng Feng, CSST PRC and Citadel have entered into that certain Notes Purchase Agreement dated as of February 16, 2007 (the “Notes Purchase Agreement”), pursuant to which the Company has agreed to issue to Citadel, and Citadel has agreed to purchase from the Company, US$60,000,000 1% Guaranteed Senior Unsecured Convertible Notes due 2012 (the “Notes”), which are convertible into the Company’s common stock, par value $.0001 (the “Common Stock”), which are being issued pursuant to that certain Indenture dated as of the date hereof by and among the Company, the other Group Companies and The Bank of New York, as trustee (the “Indenture”);

WHEREAS, in consideration of Citadel entering into the Notes Purchase Agreement, the Company has agreed to provide certain rights set forth in this Agreement; and

WHEREAS, it is a condition to the Closing under the Notes Purchase Agreement that the parties hereto shall have executed this Agreement.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound by this agreement, agree as follows:

1. Representations and Warranties of the Group Companies. Each of the Group Companies, jointly and severally, represents and warrants that:

1.1 Each of the Group Companies has full power and authority to make, enter into and carry out the terms of this Agreement. This Agreement has been duly executed and delivered by each Group Company and constitutes the legal, valid and binding obligations of such Group Company enforceable against such Group Company in accordance with its terms.

1.2 The execution and delivery of this Agreement by each Group Company do not, and the performance of this Agreement by such Group Company will not: (i) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to any Group Company or by which any Group Company or any of the properties of any Group Company is or may be bound or affected, or the Charter Documents of any Group Company; (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under any contract to which any Group Company is a party or by which any Group Company or any of the affiliates or properties of any Group Company is or may be bound or affected, or (iii) result in the creation of any encumbrance or restriction on any of the shares of Common Stock or equity interests in any other Group Company or properties of any Group Company. The execution and delivery of this Agreement by each Group Company do not, and the performance of this Agreement by each Group Company will not, require any consent or approval of any Person.

1.3 Each of the Group Companies (i) has been duly organized, is validly existing and is in good standing under the laws of its jurisdiction of organization, (ii) has all requisite power (corporate and other) and authority to carry on its business and to own, lease and operate its properties and assets, and (iii) is duly qualified or licensed to do business and is in good standing as a foreign corporation or limited liability company, as the case may be, authorized to do business in each jurisdiction in which the nature of such business or the ownership or leasing of such properties requires such qualification, except where the failure to be so qualified would not, individually or in the aggregate, have a material adverse effect on (A) the properties, business, operations, earnings, assets, liabilities or condition (financial or otherwise) of the Group Companies, taken as a whole, (B) the ability of the Group Companies to perform their respective obligations under any Transaction Document or (C) the validity of any of the Transaction Documents or the consummation of any of the transactions contemplated therein (each, a “Material Adverse Effect”).

1.4 Except as set forth on Schedule 1.4 of the Disclosure Schedule, there are no outstanding (A) options, warrants or other rights to purchase from any Group Company, (B) agreements, contracts, arrangements or other obligations of any Group Company to issue, or (C) other rights to convert any obligation into or exchange any securities for, in the case of each of clauses (A) through (C), shares of capital stock of, or other ownership or equity interests in, any Group Company. Except as otherwise contemplated in this Agreement, the Company is not a party or subject to any agreement or understanding, and there is no agreement or understanding with any Person that affects or relates to (i) the voting or giving of written consents with respect to any security of the Company (including, without limitation, any voting agreements, voting trust agreements, shareholder agreements or similar agreements) or the voting by a director of the Company or (ii) the sale, transfer or other disposition with respect to any security of the Company.

1.5 Each of the Notes, when issued, sold and delivered in accordance with the terms thereof and for the consideration set forth herein, will be free of restrictions on transfer, other than restrictions on transfer under applicable state and federal securities laws. Assuming the accuracy of Citadel’s representations in Section 8 of the Notes Purchase Agreement, the Notes will be issued in compliance with applicable state and federal securities laws. The Notes, when issued, will be in the form contemplated by the Indenture. The Notes have been duly authorized by the Company and, when executed and delivered by the Company, authenticated by the Trustee and delivered to the Purchaser in accordance with the terms of the Notes Purchase Agreement and the Indenture, the Notes will have been duly executed, issued and delivered by the Company and will constitute legal, valid and binding obligations of the Company, entitled to the benefits of the Indenture, and enforceable against the Company in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally. The Guarantees have been duly authorized, and, when the Notes have been duly executed, authenticated and issued in accordance with the provisions of the Indenture and delivered to and paid for by Citadel with the Guarantees endorsed thereon by the Guarantors, will constitute the legal, valid and binding obligations of each of the Guarantors entitled to the benefits of such Indenture.

1.6 The Conversion Shares have been duly and validly authorized for issuance by the Company, and when issued pursuant to the terms of the Indenture, will be validly issued, fully paid and non-assessable, not subject to any preemptive or similar rights, free from all taxes, Liens, charges and security interests with respect to the issuance thereof and free of restrictions on transfer other than as expressly contemplated by the Transaction Documents.

1.7 Except as disclosed in the SEC Reports, there is no action, claim, suit, demand, hearing, notice of violation or deficiency, or proceeding, domestic or foreign (collectively, “Proceedings”), pending or, to the knowledge of the Company, threatened, that seeks to restrain, enjoin, prevent the consummation of, or otherwise challenges any of the Transaction Documents, any agreements relating to the Acquisitions or any of the transactions contemplated therein. Except as disclosed in the SEC Reports, none of the Group Companies is subject to any judgment, order or decree of which the Company has knowledge.

1.8 Each of the Group Companies has good and marketable title to all real property and personal property owned by it, in each case free and clear of any Liens as of the Closing Date, except such Liens as permitted under the Transaction Documents. For the real property not owned by any of the Group Companies and currently used or planned to be used for the business operations of the Group Companies, each of such Group Companies has good and marketable title to all leasehold estates in real and personal property being leased by it and, in each case free and clear of all Liens as of the Closing Date.

1.9 All Debt (as defined in the Indenture) represented by the Notes and the Guarantees is being incurred for proper purposes and in good faith. Based on the financial condition of the Company as of the Closing Date after giving effect to the receipt by the Company of the proceeds from the sale of the Notes, (i) the fair saleable value of the Group Companies’ assets exceeds the amount that will be required to be paid on or in respect of the Group Companies’ existing debts and other liabilities (including contingent liabilities) as they mature; (ii) the present fair saleable value of the assets of the Group Companies is greater than the amount that will be required to pay the probable liabilities of the Group Companies on their respective debt as they become absolute and mature, and (iii) the Group Companies are able to realize upon their assets and pay their debt and other liabilities (including contingent obligations) as they mature; (iv) the Group Companies’ assets do not constitute unreasonably small capital to carry on their respective businesses as now conducted and as proposed to be conducted including their respective capital needs taking into account the particular capital requirements of the business conducted by the Group Companies, and projected capital requirements and capital availability thereof; and (v) the current cash flow of each of the Group Companies, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its liabilities when such amounts are required to be paid. None of the Group Companies intends to incur Debts beyond its ability to pay such Debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its Debt). The Company has no knowledge of any facts or circumstances which lead it to believe that it or any other Group Company will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one year from the Closing Date. None of the Group Companies is, or is reasonably likely to be, in default with respect to any Debt and no waiver of default is currently in effect. None of the Group Companies has agreed or consented to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a Lien. None of the Group Companies is a party to, or otherwise subject to any provision contained in, any instrument evidencing Debt of any of the Group Companies, any agreement relating thereto or any other agreement (including, but not limited to, its Charter Document) which limits the amount of, or otherwise imposes restrictions on the incurring of, Debt of the Company.

2. Representations and Warranties of the Controlling Shareholders. Each of the Controlling Shareholders, jointly and severally, represents and warrants that:

2.1 (i) Whitehorse is the direct owner of record, free and clear of all Liens, of 11,000,000 shares of Common Stock, which constitutes 33.04% of the outstanding voting power of the Company’s capital stock, (ii) Ms. Li is the direct owner of record, free and clear of all Liens (except for the Lien already provided to a third party by Ms. Li on 2,044,126 shares of Common Stock (the “Encumbered Securities”)), of 2,627,500 shares of Common Stock, which constitutes 7.89% of the outstanding voting power of the Company’s capital stock, and (iii) Mr. Tu is the beneficial owner, free and clear of all Liens (except for the Lien on the Encumbered Securities), of 13,627,500 shares of Common Stock (through the ownership by Whitehorse and Mr. Li), which constitutes 40.93% of the outstanding voting power of the Company’s capital stock. Each of the Controlling Shareholders has full power and authority to make, enter into and carry out the terms of this Agreement. This Agreement has been duly executed and delivered by each Controlling Shareholder and constitutes the legal, valid and binding obligations of such Controlling Shareholder enforceable against such Controlling Shareholder in accordance with its terms.

2.2 The execution and delivery of this Agreement by each Controlling Shareholder do not, and the performance of this Agreement by such Controlling Shareholder will not: (i) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to any Controlling Shareholder or by which any Controlling Shareholder or any of the properties of any Controlling Shareholder is or may be bound or affected, or the Charter Documents of Whitehorse; (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under any contract to which any Controlling Shareholder is a party or by which any Controlling Shareholder or any of the affiliates or properties of any Controlling Shareholder is or may be bound or affected, or (iii) result in the creation of any encumbrance or restriction on any of the shares of Common Stock or equity interests in Whitehorse or properties of any Controlling Shareholder. The execution and delivery of this Agreement by each Controlling Shareholder do not, and the performance of this Agreement by each Controlling Shareholder will not, require any consent or approval of any Person.

3. Covenants and Agreements.

Unless the context requires otherwise, each Group Company hereby, jointly and severally, covenants and agrees, and Mr. Tu (with respect to Sections 3.2, 3.3 and 3.4 only) covenants and agrees to cause each Group Company to do, as follows:

3.1 Inspection. As long as Citadel holds Convertible Notes then outstanding (including the principal amount of the Convertible Notes converted into Conversion Shares as if such conversion had not taken place and to the extent such Conversion Shares are held by Citadel at the time of calculating such percentage), the principal amount of which is at least 25% of the principal amount of the Convertible Notes then outstanding (including the principal amount of the Convertible Notes converted into Conversion Shares as if such conversion had not taken place and to the extent such Conversion Shares are held by Citadel at the time of calculating such percentage) (the “Minimum Holdings”), each Group Company shall permit Citadel and any authorized representative thereof, to visit and inspect the properties of such Group Company, including its corporate and financial records, to examine its records and make copies thereof and to discuss its affairs, finances and accounts with its officers, at all such reasonable times and as often as may be reasonably requested upon reasonable notice, provided that such visits and inspections shall not unduly interrupt the daily operation of such Group Company. Citadel and its participating agents and representatives, in exercising its rights of inspection hereunder, agrees to maintain the confidentiality of all financial and other confidential information of such Group Company acquired by them. If requested by such Group Company, Citadel, in exercising its rights under this Section 3.1 shall execute a confidentiality agreement with such Group Company in such reasonable form and substance as agreed between Citadel and such Group Company.

3.2 FCPA. Each of the Group Companies and Mr. Tu (during the term while he serves as the Company’s director, Chief Executive Officer or President) shall, and shall cause each Group Company, any of the Company’s Subsidiaries and their respective management to, (i) comply with the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, not making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of value to any “foreign official” (as the term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, (ii) conduct each such company’s respective business in compliance with the FCPA, and (iii) institute and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

3.3 PFIC. No Group Company shall become a “passive foreign investment company” within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986.

3.4  OFAC. Neither any Group Company nor, to the knowledge of any Group Company, any director, officer, agent, employee, Affiliate or Person acting on behalf of any Group Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and no Group Company shall, and Mr. Tu (during the term while he serves as the Company’s director, Chief Executive Officer or President) shall cause each Group Company not to, directly or indirectly use the proceeds of the sale of the Notes, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person or entity, towards any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to any U.S. sanctions administered by OFAC.

3.5 Money Laundering Laws. Each of the Group Companies shall, and Mr. Tu (during the term while he serves as the Company’s director, Chief Executive Officer or President) shall cause each Group Company to, conduct its operations at all times in compliance with the money laundering statutes of applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable governmental agency.

3.6 Potential Acquisitions. Subject to Citadel entering into a confidentiality agreement with the Company on terms reasonably acceptable to Citadel and the Company, the Company shall notify Citadel of any plan of all or a material portion of the acquisition of assets or securities of another Person if such Person’s assets or operations are primarily in the PRC, including the Acquisition (each such acquisition, a “Potential Acquisition”), and provide Citadel with all material documents pertaining to each Potential Acquisition, including but not limited to, any and all agreements, memorandums of understanding, term sheets or letters of intent, whether in draft or executed form, together with any and all applications, forms or similar documents (including exhibits, schedules and annexures thereto) prepared for the purpose of filing or registrations with, or obtaining consents, approvals, authorizations, licenses or orders of, any Governmental Authority under all Applicable Laws (the “Acquisition Documents”) and all other material documents reasonably requested by Citadel, reasonably in advance of the consummation of such Potential Acquisition, for Citadel and its counsels to review, and provide comments and suggestions on, the legal structure contemplated by the Acquisition Documents. Citadel shall provide any such comments to the Company as promptly as possible and, in any event, no later than three (3) business days from the receipt of all Acquisition Documents provided that the Acquisition Documents are timely delivered by the Company to Citadel. The Company covenants that it shall reflect, and cause to be reflected, in such Acquisition Documents and the legal structure contemplated thereby, any comments and suggestions provided by Citadel and its counsels, that, in the opinion of such counsel, are required or necessary to comply with all Applicable Laws and all conditions and requirements under any filings, registrations, consents, approvals, authorizations, licenses or orders of any Governmental Authority relating to such Potential Acquisition; provided, that, for the avoidance of doubt, the Company shall, at all times, comply with all Applicable Laws and all conditions and requirements under any filings, registrations, consents, approvals, authorizations, licenses or orders of any Governmental Authority relating to any Potential Acquisition. All legal fees incurred by Citadel in connection with such review and comment shall be borne by Citadel.

3.7 Trading Restrictions. Each of the Company, the Controlling Shareholders, Citadel and their respective Affiliates shall not directly or indirectly transact, or induce or procure any other Person to transact, any purchase or sale in any shares of Common Stock during the forty-five (45) Trading Days preceding the determination of any Trading Reference VWAP.

In this Agreement,

“Trading Day” means (x) if the applicable security is quoted on the Nasdaq National Market, a day on which trades may be made thereon, (y) if the applicable security is listed or admitted for trading on the American Stock Exchange, New York Stock Exchange or another national securities exchange, a day on which the American Stock Exchange, New York Stock Exchange or another national securities exchange is open for business, or (z) if the applicable security is not so listed, admitted for trading or quoted, any day other than a Saturday or Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close;

“Trading Market” means the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the Nasdaq Capital Market, the American Stock Exchange, the New York Stock Exchange, the Nasdaq Global Market, the Nasdaq Global Select Market or the OTC Bulletin Board;

“Trading Reference VWAP” means, as of February 16 or August 16 of each year, the simple arithmetic average of the VWAPs as shown on Bloomberg for the forty-five Trading Days preceding such February 16 or August 16, as the case may be, as proportionally adjusted for any subdivision, consolidation, reclassification or similar event of the shares of Common Stock (“Shares”); provided that if the actual Trading Reference VWAP be less than $9.00, the Trading Reference VWAP shall be deemed to be exactly $9.00; and

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the Trading Market on which the Common Stock is then listed or quoted for trading as reported by Bloomberg Financial L.P. through its “Volume at Price” functions (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time); (b) if the OTC Bulletin Board is not a Trading Market, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the OTC Bulletin Board; or (c) if the Common Stock is not then quoted for trading on the OTC Bulletin Board and if prices for the Common Stock are then reported in the “Pink Sheets” published by Pink Sheets, LLC (or a similar organization or agency succeeding to its functions of reporting prices), the average of the highest closing bid price and lowest closing ask price of any of the market makers for such security as reported, and in each of the foregoing clauses ignoring any block trade (which for purposes of this definition means any transfer of more than 100,000 shares). If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the holders of the Notes of at least a majority in aggregate principal amount of the Notes then outstanding.

3.8 New Issuances or Sales to Third Parties. The Company shall not issue or sell any Common Stock or securities or options exercisable, exchangeable or convertible into Common Stock to a purchaser that is not an Affiliate of Citadel or the Company, if the issuance or sale price of such securities (as appropriately adjusted taking into account applicable exercise or conversion prices) is not greater than (i) 90% of the closing price of the Common Stock on the Trading Market as of the date of closing of such issuance or sale or (ii) the simple arithmetic average of the closing prices of the Common Stock on the Trading Market for the twenty Trading Days preceding the date of closing of such issuance or sale. Notwithstanding the foregoing, the prohibitions in the immediately preceding sentence shall not apply to (x) issuance pursuant to the Company’s employee stock plan or (y) in connection with the Acquisitions.

In this Agreement, “Acquisitions” means the acquisitions of Shenzhen Hongtianzhi Electronics Co., Ltd., Wuhan Higheasy Electronic Technology Co., Changzhou Minking Electronic Co., Ltd., Shenzhen Huiruitong Electrical Appliance Co., Ltd. and Vorx Telecommunications Co., Ltd. (in Beijing).

3.9 Outstanding Number of Common Stock. Until the maturity of the Notes, the Company shall not (i) have more than 60,000,000 shares of Common Stock outstanding at any time or (ii) issue any new class of Equity Securities of the Company, in each case without the prior written agreement between the Company and Citadel.

In this Agreement, “Equity Securities” means, with respect to any Person, any and all shares of Capital Stock of such Person, securities of such Person convertible into, or exchangeable or exercisable for, such shares, and options, warrants or other rights to acquire such shares and any securities that represent the right to receive the Equity Securities.

3.10 Other Covenants. As long as Citadel holds the Minimum Holdings, each Group Company hereby covenants and agrees as follows, unless Citadel otherwise provides prior written consent in its sole discretion:

(a) No Group Company shall change the substantive responsibilities of Mr. Tu as a member of the management of such Group Company and its Subsidiaries, or substitute any other Person to perform the substantive responsibilities of Mr. Tu as such member of management as they are performed as of the date hereof, other than in the case of incapacity of Mr. Tu.

(b) No Group Company or its Subsidiaries shall issue any securities, create any security interest or enter into any transaction or a series of related transactions the completion of which will result in a Change of Control of the Company. “Change of Control” shall have the meaning as defined in the Indenture.

(c) No Group Company shall amend, alter, waive or repeal any provision of such Group Company’s or its Subsidiaries’ certificate of incorporation, memorandum and articles of association or any other organizational or constitutional documents of such Group Company or its Subsidiaries, provided that Citadel’s consent for such amendment, alteration, waiver or repeal shall not be unreasonably withheld.

(d) No Group Company or its Subsidiaries shall enter into any activities which are not in the ordinary course of business of such Group Company or such Subsidiary, as the case may be, and that would have a material adverse effect on the interests of Citadel.

(e) No Group Company shall change the nature of operations or the business of such Group Company and its Subsidiaries.

4. Right of First Refusal for Future Securities Offerings.

4.1 Issuance Notice. As long as Citadel holds the Minimum Holdings, subject to the terms and conditions of this Section and applicable securities laws, if, following the date hereof and until December 31, 2010, the Company proposes to issue or sell any securities to a purchaser or purchasers that are not an Affiliate of the Company (the “Proposed Third Party Purchaser”), the Company shall, (i) not less than three (3) business days prior to the consummation of such issuance or sale in the case of a proposed public offering of Equity Securities of the Company, and (ii) not less than fifteen (15) business days prior to the consummation of such issuance or sale in the case of all other issuances and sales of securities of the Company, offer such securities to Citadel by sending written notice (an “Issuance Notice”) to Citadel, which shall state (a) the identity of the Proposed Third Party Purchaser, (b) a description of the securities to be issued or sold, including detailed terms of such securities, (c) the amount of the securities proposed to be issued to the Proposed Third Party Purchaser (the “Offered New Securities”); (d) the proposed purchase price for the Offered Securities (the “Issuance Price”); and (e) the terms and conditions of such proposed sale. The Issuance Notice shall also certify that the Company has received a firm offer from the Proposed Third Party Purchaser and in good faith believes a binding agreement for the Offered New Securities is obtainable on the terms set forth in the Issuance Notice. The Issuance Notice shall also include a copy of any written proposal, term sheet or letter of intent or other agreement or understanding relating to the Offered New Securities and proof satisfactory to the Company that the Offered New Securities will not violate any applicable securities laws. Upon delivery of the Issuance Notice, such offer shall be irrevocable unless and until the rights of first refusal provided for herein shall have been waived or shall have expired.

4.2 Option; Exercise. By notification to the Company (i) within three (3) business days after the Issuance Notice is given in the case of a proposed public offering of Equity Securities of the Company, and (ii) within fifteen (15) business after the Issuance Notice is given in the case of all other issuances and sales of securities of the Company, Citadel may elect to purchase or otherwise acquire, at the price and on the terms specified in the Issuance Notice, up to all of the Offered New Securities. The closing of any sale pursuant to this Section 4.2 shall occur within sixty (60) days after the date on which such notification is given by Citadel. Citadel shall be entitled to apportion the rights of first refusal hereby granted to it among itself and its Affiliates in such proportions as it deems appropriate.

4.3 If less than all of the Offered New Securities are elected to be purchased or acquired as provided in Section 4.2, the Company may, during the thirty (30) day period following the expiration of the 3-day period as set forth in Section 4.2(i) or the 15-day period as set forth in Section 4.2(ii) herein, as the case may be, offer and sell the remaining unsubscribed portion of such securities to the Proposed Third Party Purchaser in the Issuance Notice at a price not less than, and upon terms no more favorable to the Proposed Third Party Purchaser than, those specified in the Issuance Notice. If the Company does not enter into an agreement for the sale of such securities within such period, or if such agreement is not consummated within thirty (30) days after the execution thereof, the right of first refusal provided hereunder shall be deemed to be revived and such securities shall not be offered to a third party unless first reoffered to Citadel in accordance with this Section.

5. Right of First Refusal for Controlling Shareholder’s Transfer and Tag-Along Right.

5.1 Securities Notice. As long as Citadel holds the Minimum Holdings, subject to Section 5.8 of this Agreement, if any of the Controlling Shareholders proposes to sell or transfer any securities of the Company directly or indirectly held by it to a third party purchaser (the “Third Party Purchaser”) (for the avoidance of doubt, including any sale or transfer by Mr. Tu of the Equity Securities of Whitehorse) other than as otherwise agreed by Citadel in writing prior to such sale or transfer, or in the case of any Exempt Transfer (as defined in Section 5.7 below), such Controlling Shareholder shall, within fifteen (15) business days prior to the consummation of such transfer or sale, offer such securities to Citadel by sending written notice (an “Offering Notice”) to Citadel, which shall state (a) the identity of the Third Party Purchaser, (b) the type and number of such securities proposed to be transferred (the “Offered Securities”), including detailed terms of such securities (if other than Common Stock); (c) the proposed purchase price per share for the Offered Securities (the “Offer Price”); and (d) the terms and conditions of such sale. The Offering Notice shall also certify that such Controlling Shareholder has received a firm offer from the Third Party Purchaser and in good faith believes a binding agreement for the Offered Securities is obtainable on the terms set forth on the Offering Notice. The Offering Notice shall also include a copy of any written proposal, term sheet or letter of intent or other agreement or understanding relating to the Offered Securities and proof satisfactory to the Company that the Offered Securities will not violate any applicable securities laws. Upon delivery of the Offering Notice, such offer shall be irrevocable unless and until the rights of first refusal provided for herein shall have been waived or shall have expired.

5.2 Option; Exercise. For a period of fifteen (15) business days after the giving of the Offering Notice pursuant to Section 5.1 (the “Option Period”), Citadel shall have the right to purchase all or any part of the Offered Securities at a purchase price equal to the Offer Price and upon terms and conditions no less favorable than those set forth in the Offering Notice. Citadel may assign to any of its Affiliates all or any portion of its rights pursuant to this Section.

5.3 The right of Citadel to purchase all or any part of the Offered Securities under Section 5.2 above shall be exercisable by delivering written notice of the exercise thereof (the “ROFR Exercise Notice”), prior to the expiration of the Option Period, to the Controlling Shareholder. Such notice shall state the number of Offered Securities that Citadel is willing to purchase pursuant to this Section. The failure of Citadel to respond within the Option Period to the Controlling Shareholder shall be deemed to be a waiver of Citadel’s rights under Section 5.1 above, provided that Citadel may waive its rights under Section 5.2 above prior to the expiration of the Option Period by giving written notice to the Controlling Shareholder that sent to Citadel the Offering Notice.

5.4 Closing. The closing of the purchases of Offered Securities subscribed for by Citadel under Section 5.3 shall be held at the executive office of the Company at 11:00 a.m., local time, on the 30th day after the giving of the ROFR Exercise Notice pursuant to Section 5.3 or at such other time and place as the parties to the transaction may agree. At such closing, the Controlling Shareholder that sent to Citadel the Offering Notice shall deliver certificates representing the Offered Securities, duly endorsed for transfer and accompanied by all requisite transfer taxes, if any, and such Offered Securities shall be free and clear of any Liens (other than those arising hereunder and those attributable to actions by the purchasers thereof) and such Controlling Shareholder shall so represent and warrant, and shall further represent and warrant that it is the sole beneficial and record owner of such Offered Securities. Citadel shall deliver at the closing payment in full in immediately available funds for the Offered Securities purchased by it or its Affiliates. At such closing, all of the parties to the transaction shall execute such additional documents as are otherwise necessary or appropriate.

5.5 Sale to a Third Party Purchaser. Unless Citadel elects to purchase all of the Offered Securities under Section 5.2, the Controlling Shareholder that sent to Citadel the Offering Notice may, subject to Section 5.8, sell the remaining Offered Securities not purchased by Citadel to the Third Party Purchaser identified in the Offering Notice at a price not less than the Offer Price, and on terms not more favorable than the terms set forth in the Offering Notice; provided, however, that such sale is bona fide and made pursuant to a contract entered into within thirty (30) days after the earlier to occur of (i) the waiver by Citadel of its right to purchase the Offered Securities as set forth in Sections 5.1, 5.2, 5.3 and 5.4 herein and (ii) the expiration of the Option Period (the “Contract Date”); and provided further, that such sale shall not be consummated unless and until (x) such Third Party Purchaser shall represent in writing to Citadel that it is aware of the rights of Citadel contained in this Agreement and (y) prior to the purchase by such Third Party Purchaser of any of such Offered Securities, such Third Party Purchaser shall become a party to this Agreement and agree to be bound by the terms and conditions hereof that are applicable to the Controlling Shareholder. If such sale is not consummated within thirty (30) days after the earlier to occur of (i) the waiver by Citadel of its options to purchase the offer and (ii) the Contract Date for any reason, then the restrictions provided for herein shall again become effective, and no transfer of such Offered Securities may be made thereafter by the Controlling Shareholder without again offering the same to Citadel in accordance with this Section.

5.6  Tag-Along Right. (a) If the Controlling Shareholder is directly or indirectly transferring Offered Securities to a Third Party Purchaser pursuant to Section 5.5, then Citadel shall have the right to sell to such Third Party Purchaser that number Shares (or Notes representing as closely as possible such number of Shares held by Citadel) equal to that percentage of the Offered Securities determined by dividing (i) the total number of outstanding Shares (on an as-converted basis) then owned, directly or indirectly, by Citadel by (ii) the sum of (x) the total number of Shares (on an as-converted basis) then owned, directly or indirectly, by Citadel and (y) the total number of Shares then owned, directly or indirectly, by the Controlling Shareholder, at a price equal to (i) the Offer Price in the case of sale of Shares (and in the event that the Offered Securities are Equity Securities of Whitehorse, the Offer Price shall be adjusted to reflect the equity interest in the Company represented by such Offered Securities) (ii) or the Offer Price less the then applicable Conversion Price in the case of the sale of the Notes (and in the event that the Offered Securities are Equity Securities of Whitehorse, the Offer Price shall be adjusted to reflect the equity interest in the Company represented by such Offered Securities), in either case, in accordance with the other terms set forth in the Offering Notice. The Controlling Shareholder and Citadel shall effect the sale of the Offered Securities and Citadel shall sell the number of Offered Securities to be sold by it pursuant to this Section, and the number of Offered Securities to be sold to such Third Party Purchaser by the Controlling Shareholder shall be reduced accordingly.

(b) The Controlling Shareholder shall give notice to Citadel of each proposed sale by it of Offered Securities which gives rise to the rights of Citadel set forth in this Section, at least fifteen (15) business days prior to the proposed consummation of such sale, setting forth the type and number of Offered Securities, including detailed terms of such securities (if other than Shares), the name and address of the proposed Third Party Purchaser, the proposed amount and form of consideration and terms and conditions of payment offered by such Third Party Purchaser, the percentage of Shares (or Notes representing such Shares) that Citadel may sell to such Third Party Purchaser (determined in accordance with Section 5.6(a)), and a representation that such Third Party Purchaser has been informed of the “tag-along” rights provided for in this Section and has agreed to purchase Offered Securities in accordance with the terms hereof. The tag-along rights provided by this Section must be exercised by Citadel within fifteen (15) business days following receipt of the notice required by the preceding sentence, by delivery of a written notice to such Controlling Shareholder indicating Citadel’s election to exercise its rights and specifying the number of Shares or Notes (up to the maximum number of Shares or Notes owned by Citadel required to be purchased by such Third Party Purchaser) it elects to sell (the “Tag-along Exercise Notice”), provided that Citadel may waive its rights under this Section prior to the expiration of such fifteen (15) business day period by giving written notice to such Controlling Shareholder, with a copy to the Company. The failure of Citadel to respond within such fifteen (15) business day period shall be deemed to be a waiver of Citadel’s rights under this Section. If a Third Party Purchaser fails to purchase Shares or Notes from Citadel, notwithstanding Citadel’s proper exercise of its tag-along rights pursuant to this Section 5.6(b), then such Controlling Shareholder shall either contemporaneously purchase from Citadel (i) at the Offer Price such number of Shares as the Third Party Purchaser failed to purchase from Citadel or (ii) at the Offer Price less the then applicable Conversion Price such number of Notes as the Third Party Purchaser failed to purchase from Citadel, as the case may be, or if the Controlling Shareholder does not so purchase, it shall not be permitted to consummate the proposed sale of the Offered Securities, and any such attempted sale shall be null and void ab initio.

5.7 Exempt Transfers. The right of first refusal and tag-along rights set forth in this Section 5 shall not apply to (i) any transfer to a Permitted Holder (as defined in the Indenture); provided that adequate documentation therefor is provided to Citadel to its satisfaction and that any such Permitted Holder agrees in writing to be bound by this Agreement in place of the relevant transferor; provided, further, that such transferor shall remain liable for any breach by such Permitted Holder of any provision hereunder, (ii) the sale in an unsolicited broker’s transaction pursuant to Rule 144 under the Securities Act of 1933, as amended, or (iii) a Transfer (as defined below) by the Controlling Shareholders not resulting in the Controlling Shareholders, in the aggregate, having Transferred more than 5% of the Equity Securities of the Company on a fully-diluted basis held, directly or indirectly, by all Controlling Shareholders as of the date hereof (the “Exempt Transfers”).

5.8 Prohibited Transfers. (a) Notwithstanding anything to the contrary contained herein, to the extent permitted under applicable laws, the Controlling Shareholders shall not, without the prior written consent of Citadel, directly or indirectly, transfer, sell, assign, pledge, hypothecate, encumber, or otherwise dispose of, all or any portion of any Common Stock or other Equity Securities of the Company (for the avoidance of doubt, including any Equity Securities of Whitehorse held by Mr. Tu) or any economic interest therein (including without limitation by means of any participation or swap transaction or by entering into any voting trust or other contract, option or other arrangement or understanding with respect thereto) (each, a “Transfer”) through one or a series of transactions to any Person; provided that the foregoing provision shall not apply to any Exempt Transfer. For the avoidance of doubt, the Encumbered Securities shall not be subject to this Section 5.8.

(b) Any attempt by any Controlling Shareholder to Transfer any Equity Securities of the Company or Whitehorse held (directly or indirectly) by it in violation of this Section shall be void and each of the Company and Whitehorse hereby agrees that it will not effect such Transfer on its share register nor will it treat any alleged transferee as the holder of such Equity Securities.

6. Board Observer.

6.1 Appointment of Board Observer.

(a)  As long as Citadel holds the Minimum Holdings, Citadel shall have the right to appoint one individual (the “Board Observer”) who will have the right to participate in meetings of the Board of Directors of the Company (the “Company Board”) as an observer. The Board Observer shall be entitled to attend each meeting of the Company Board but shall not be entitled to any management power or voting rights at such meetings.

(b) Citadel shall provide the Company Board with notice of the name, address and phone number of the individual selected by Citadel to serve as the Board Observer. Such notice shall be provided to the Company in the manner set forth in this Agreement.

(c) The Board Observer’s rights pursuant to this Section 6 shall be effective only upon the Board Observer and the Company entering into a confidentiality agreement with terms to be mutually and reasonably agreed upon by and between Citadel and the Company.

6.2 Notice of Board Meetings. The Company shall give the Board Observer notice of any meetings of the Company Board or any committee of the Company Board in the same manner as notice is given to individuals who are members of the Company Board or such committee and shall provide the Board Observer with the same materials provided to the individuals who are members of the Company Board or such committee; provided that if the provision of such materials would waive any legal privilege, the Company shall not be required to provide such materials to the Board Observer.

6.3 Removal and Replacement of Board Observer. Citadel shall have the sole and absolute right to remove an individual currently acting as Board Observer and to replace such individual with another individual who will act as the Board Observer. Upon any replacement of a Board Observer, Citadel will provide the Company Board with notice of the contact information for the replacement Board Observer in the manner set forth in Section 6.2.

7. Indemnification.

(a) In addition to all rights and remedies available to Citadel at law or in equity, each of the Group Companies shall jointly and severally indemnify Citadel, and its Affiliates, stockholders, officers, directors, employees, agents, representatives, successors and permitted assigns (collectively, the “Indemnified Parties”) and save and hold each of them harmless against and pay on behalf of or reimburse such party as and when incurred for any loss (including, without limitation, diminutions in value), liability, demand, claim, action, cause of action, cost, damage, deficiency, tax, penalty, fine or expense, whether or not arising out of any claims by or on behalf of any third party, including interest, penalties, reasonable attorneys’ fees and expenses and all reasonable amounts paid in investigation, defense or settlement of any of the foregoing (collectively, “Losses”) which any such party may suffer, sustain or become subject to, as a result of, in connection with, relating or incidental to or by virtue of:

(i)  any misrepresentation or breach of a representation or warranty on the part of any of the Group Companies herein;

(ii) any nonfulfillment or breach of any covenant or agreement on the part of any of the Group Companies herein; or

(iii) any action, demand, proceeding, investigation or claim by any third party (including, without limitation, governmental agencies) against or affecting any Group Company and/or its Affiliates or Subsidiaries which, if successful, would give rise to or evidence the existence of or relate to a breach of (A) any of the representations or warranties at the time made or (B) covenants of any of the Group Companies.

(b) In addition to all rights and remedies available to Citadel at law or in equity, each of the Controlling Shareholders shall jointly and severally indemnify the Indemnified Parties and save and hold each of them harmless against and pay on behalf of or reimburse such party as and when incurred for any Losses which any such party may suffer, sustain or become subject to, as a result of, in connection with, relating or incidental to or by virtue of:

(i)  any misrepresentation or breach of a representation or warranty under Sections 2.1 and 2.2 herein of a Controlling Shareholder; or

(ii) any action, demand, proceeding, investigation or claim by any third party (including, without limitation, governmental agencies) against or affecting a Controlling Shareholder which, if successful, would give rise to or evidence the existence of or relate to a breach of any such representations or warranties at the time made of a Controlling Shareholder.

(c) Notwithstanding the foregoing, and subject to the following sentence, upon judicial determination, which is final and no longer appealable, that the act or omission giving rise to the indemnification hereinabove provided resulted primarily out of or was based primarily upon the Indemnified Party’s gross negligence, fraud or willful misconduct (unless such action was based upon the Indemnified Party’s reliance in good faith upon any of the representations, warranties, covenants or promises made by any Group Company or Controlling Shareholder herein) by the Indemnified Party, neither any Group Company nor any Controlling Shareholder, as the case may be, shall be responsible for any Losses sought to be indemnified in connection therewith, and each of the Group Companies or the Controlling Shareholders, as the case may be, shall be entitled to recover from the Indemnified Party all amounts previously paid in full or partial satisfaction of such indemnity, together with all costs and expenses of such Group Company or Controlling Shareholder, as the case may be, reasonably incurred in effecting such recovery, if any.

(d) All indemnification rights hereunder shall survive indefinitely, regardless of any investigation, inquiry or examination made for or on behalf of, or any knowledge of Citadel and/or any of the other Indemnified Parties.

(e) The indemnity obligations that each of the Group Companies and the Controlling Shareholders has under this Section shall be in addition to any liability that such Group Company and the Controlling Shareholder may otherwise have.

(f) Without limiting the generality of the foregoing paragraphs in this Section 7, each of the Group Companies and Mr. Tu will, jointly and severally, agree to indemnify, defend and hold harmless the Indemnified Parties from and against (i) any and all losses (including without limitation, losses arising from or as a result of a decrease in the value of the Company or the value of the Common Stock or the Notes) incurred by any member of the Indemnified Parties and (ii) any and all claims, actions or causes of action, assessments, demands, damages, judgments, settlements, liabilities, costs and expenses (including, without limitation, interest, penalties and attorneys’ and accounting fees and expenses) of any nature whatsoever, asserted against or imposed upon any member of the Indemnified Parties, in each case, by reason of or resulting from any breach or violation (whether such breach or violation was due to actions taken or failure to take actions, in whole or in part, prior to or after the date hereof) of laws, rules, regulations or orders of any governmental authority by any of the Group Companies, the Subsidiaries or the Controlling Shareholders.

8. Miscellaneous.

8.1 Termination. Except for Sections 7 and 8, which shall survive the termination of this Agreement, or as otherwise expressly provided herein, this Agreement will be automatically terminated with no further effect at such time that Citadel no longer holds the Minimum Holdings.

8.2 Specific Enforcement. Upon a breach by any of the Controlling Shareholders or the Group Companies of this Agreement, in addition to any such damages as Citadel is entitled to, directly or indirectly, by reason of said breach, Citadel shall be entitled to injunctive relief against such Controlling Shareholder or Group Company if such relief is applicable and available, as a remedy at law would be inadequate and insufficient. Nothing in this Section shall be construed as limiting Citadel’s remedies in any way.

8.3 Notices. Notices given pursuant to any provision of this Agreement shall be addressed as follows: (i) if to the any of the Group Companies or the Controlling Shareholders, to: 13/F, Shenzhen Special Zone Press Tower, Shennan Road, Futian, Shenzhen, China, Fax: (86) 755-83510815, Attention: Mr. Tu Guo Shen, with a copy to Thelen Reid Brown Raysman & Steiner LLP, 701 8th Street, N.W., Washington, DC 20001, Fax: (1-202) 654-1804, Attention: Mr. Lou Bevilacqua, Esq., (ii) if to Citadel, to: c/o 131 South Dearborn Street, Chicago, Illinois 60609, USA, Fax: (1-312) 267 7300, Attention: Mr. Adam C. Cooper, with a copy to 18/F Chater House, 8 Connaught Road, Central, Hong Kong, Fax: (852) 3667 5511, Attention: Mr. Andrew Fong and Mr. Max Liu, and with a copy to Simpson Thacher & Bartlett LLP, ICBC Tower 35th Floor, 3 Garden Road, Central, Hong Kong SAR, China, Fax: (852) 2869 7694, Attention: Mr. Youngjin Sohn, Esq.

All notices, requests, consents and other communications hereunder shall be in writing and shall be personally delivered or delivered by overnight courier or mailed by first-class registered or certified mail, postage prepaid, return receipt requested, or by facsimile transmission. Every notice hereunder shall be deemed to have been duly given or served on the date on which personally delivered, with receipt acknowledged, upon transmission by facsimile and confirmed facsimile receipt, or two (2) days after the same shall have been deposited with a reputable international overnight courier.

8.4 Amendments and Waiver. Unless otherwise specifically stated herein, any term of this Agreement may be amended with the written consent of the party against whom enforcement may be sought and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Company and the Controlling Shareholders, in the case of Citadel’s obligations, and by Citadel in the case of the obligations of any other parties hereto. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

8.5 Entire Agreement. This Agreement, together with the other Transaction Documents, embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof.

8.6 Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement to the extent permitted by law.

8.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

8.8 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall be binding upon, and inure to the benefit of, the respective representatives, successors and assigns of the parties hereto. Unless otherwise provided herein, Citadel may assign its rights hereunder to any of its Affiliates (as defined below). For purposes of this Agreement, an “Affiliate” shall refer to: (i) any Person directly or indirectly controlling, controlled by or under common control with another Person, (ii) any Person owning or controlling 50% or more of the outstanding voting securities of such other Person, (iii) any officer, director or partner of such Person, (iv) a trust for the benefit of such Person referred to in the foregoing clause (ii) of this definition.

8.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature page(s) to follow]

IN WITNESS WHEREOF, the undersigned have executed this Investor Rights Agreement as of the day and year written above.

GROUP COMPANIES:

China Security & Surveillance Technology, Inc.

By: /s/ Tu Guo Shen
Name: Tu Guo Shen
Title: Chief Executive Officer

China Safetech Holdings Limited

By: /s/ Tu Guo Shen
Name: Tu Guo Shen
Title: Chief Executive Officer

China Security & Surveillance
Technology (HK) Ltd.

By: /s/ Tu Guo Shen
Name: Tu Guo Shen
Title: Chief Executive Officer

Golden Group Corporation (Shenzhen) Limited

By: /s/ Tu Guo Shen
Name: Tu Guo Shen
Title: Chief Executive Officer

Shanghai Cheng Feng Digital
Technology Co., Ltd.

By: /s/ Tu Guo Shen
Name: Tu Guo Shen
Title: Chief Executive Officer

China Security & Surveillance
Technology (PRC), Inc.

By: /s/ Tu Guo Shen
Name: Tu Guo Shen
Title: Chief Executive Officer

CONTROLLING SHAREHOLDERS:

By: /s/ Tu Guo Shen
Mr. Tu Guo Shen

By: /s/ Li Zhi Qun
 Ms. Li Zhi Qun

Whitehorse Technology Limited

By: /s/ Tu Guo Shen
Name: Tu Guo Shen
Title: Chief Executive Officer

Accepted and Agreed to:

CITADEL EQUITY FUND LTD.

By: Citadel Limited Partnership, its Portfolio Manager

By: Citadel Investment Group, L.L.C., its General Partner

By: /s/ Andrew Fong
Name: Andrew Fong
Title: Authorized Signatory